FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2007

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Two company announcements made on April 26, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: April 27, 2007	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: April 26th, 2007
URL: http://www.komatsu.com/

Consolidated Business Results for the Fiscal Year Ended March 31, 2007 (U.S. GAAP)

1. Results for the Fiscal Year Ended March 31, 2007

(1) Consolidated Financial Highlights

(For the fiscal years ended March 31, 2007 and 2006)

Millions of yen & US dollars

except per share amounts

	2007 (A)		2006 (B)	Changes Increase (A)-(B)
	Yen	Dollar	Yen	Yen	(%)
Net sales	1,893,343	16,045	1,612,140	281,203	17.4%

Operating income	244,741	2,074	163,428	81,313	49.8%

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	236,491	2,004	155,779	80,712	51.8%

Net income	164,638	1,395	114,290	50,348	44.1%

Net income per share (Yen & US dollars)

Basic	¥165.70	$1.40	¥115.13	¥50.57

Diluted	¥165.40	$1.40	¥114.93	¥50.47

Return on equity	23.5%		20.8%	2.7%

Return on total assets	13.5%		10.0%	3.5%

Return on sales	12.9%		10.1%	2.8%

Notes:	1)	The translation of Japanese yen amounts into US dollar amounts hereafter is included solely for convenience and has been made for the fiscal year ended March 31, 2007 at the rate of ¥118 to $1, the approximate rate of exchange at March 31, 2007.
	2)	Equity in earnings of affiliated companies:
2007: 3,098 millions of yen
2006: 2,667 millions of yen
	3)	Net income per share above is based on the provisions of the Statement of Financial Accounting Standards No.128, “Earnings per share.”
	4)	Starting from the fiscal year ended March 31, 2007, Komatsu changed its form of consolidated financial statement of income from single- to multiple-step.
	5)	In accordance with the Statement of Financial Accounting Standards No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the consolidated statements of income for the fiscal year ended March 31, 2006 have been retrospectively reclassified as for the discontinued operations.
	6)	Return on total assets is calculated by using Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies.
	7)	Return on sales is calculated by using operating income.

(2) Consolidated Financial Position

(As of March 31, 2007 and 2006)

	2007	2006
Total assets (Millions of yen)	1,843,982	1,652,125
Shareholders’ equity (Millions of yen)	776,717	622,997
Shareholders’ equity ratio (%)	42.1	37.7
Shareholders’ equity per share (Yen)	781.57	626.98

(3) Cash Flow

(For the fiscal years ended March 31, 2007 and 2006)

	Millions of yen

	2007	2006
Net cash provided by operating activities	162,124	136,107
Net cash used in investing activities	(99,620)	(81,792)
Net cash used in financing activities	(41,389)	(83,460)
Cash and cash equivalents, end of year	92,199	69,997

2. Dividends

(For the fiscal years ended March 31, 2007 and 2006)

	2007	2006	2008 Projections
Cash dividends per share (Yen)
Interim	13.00	8.00	18.0
Year-end	18.00	10.00	18.0
Total	31.00	18.00	36.0

Annual dividends (Millions of yen)	30,821	17,877	—

Payout ratio (Consolidated basis) (%)	18.7	15.6	19.6

Dividends as percentage of equity (Consolidated basis) (%)	4.4	3.2	—

Note:	Payout ratios (consolidated), based on income from continuing operations, for both fiscal years, ended March 31, 2007 and ending March 31, 2008, are 20.1%.

3. Projections for the Fiscal Year Ending March 31, 2008

(From April 1, 2007 to March 31, 2008)

Millions of yen

except per share amounts

	The first half of the year	The entire fiscal year
Net sales	1,024,000 (up 15.3)%	2,100,000 (up 10.9)%
Operating income	134,000 (up 19.1)%	287,000 (up 17.3)%
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	130,000 (up 20.3)%	277,000 (up 17.1)%
Net income	89,000 (up 32.4)%	183,000 (up 11.2)%
Net income per share (basic)	¥ 89.56	¥ 184.14

Notes:	1) Percentages shown above represent the rates of change compared with the corresponding periods a year ago.
2) Refer to “Management Performance and Financial Conditions” for preconditions of the projections above and other related issues.

4. Others

(1) Changes in Group of Entities

Consolidated subsidiaries

Added:	3 companies
Removed:	15 companies
Komatsu Electric Metals Co., Ltd., Formosa Komatsu Silicon Corporation, Komatsu Silicon Europe N.V., Komatsu Rental Tokyo Ltd., Komatsu Rental Chugoku Ltd. and other 10 companies

Affiliated companies accounted for by the equity-method

Added:	2 companies
NIPPEI TOYAMA CORPORATION and 1 other company
Removed:	1 company

Note:	See “Basis of Financial Statements (Consolidated)” on page 19 for more details.

(2)	Changes in Accounting Principles, Procedures and Presentations

1) Changes resulting from revisions in accounting principles, etc.: Applicable

2) Change in other matters except for 1) above: Applicable

Note:	See “Basis of Financial Statements (Consolidated)” on page 19 for more details.

(3)	Number of Common Shares Outstanding

1) The numbers of common shares outstanding including treasury stock as of March 31 were as follows:

2007:     998,744,060 shares

2006:     998,744,060 shares

2) The numbers of treasury stock as of March 31 were as follows:

2007:     4,957,301 shares

2006:     5,098,568 shares

3) The numbers of average common shares outstanding were as follows:

2007:     993,597,436 shares

2006:     992,733,616 shares

Note:	See “Net Income per Share” on page 24 for the number of shares of common stock, which was used as the basis for calculating the amount of net income per share.

[Reference]

Financial Highlights of the Parent Company

The following financial information is prepared based on the non-consolidated financial results of the parent company in accordance with generally accepted accounting principles and practices in Japan.

1. Results for the Fiscal Year Ended March 31, 2007

(For the fiscal years ended March 31, 2007 and 2006)

(1) Non-Consolidated Financial Highlights

Millions of yen & US dollars

except per share amounts

	2007 (A)			2006 (B)	Changes Increase (A)-(B)
	Yen	Dollar		Yen	Yen	(%)
Net sales	758,529	6,428		627,319	131,210	20.9

Operating profit	90,475	767		56,837	33,638	59.2

Ordinary profit	98,149	832		60,662	37,487	61.8

Net income	82,843	702		32,635	50,208	153.8

Net income per share (Yen & US cents)
Basic	¥83.34	70.6	¢	¥32.53	¥50.81
Diluted	¥83.07	70.4	¢	¥32.36	¥50.71

Note:	The translation of Japanese yen amounts into US dollar amounts is included solely for convenience and has been made for the fiscal year ended March 31, 2007, at the rate of ¥118 to $1, the approximate rate of exchange at March 31, 2007.

(2) Non-Consolidated Financial Position

(As of March 31, 2007 and 2006)

	2007	2006
Total assets (Millions of yen)	974,858	859,957
Net assets (Millions of yen)	576,139	511,222
Equity ratio (%)	59.0	59.4
Net assets per share (Yen)	578.74	514.14

Notes:	Shareholders’ equity:	2007:	575,475 Million yen
		2006:	511,222 Million yen

2. Projections for the Fiscal Year Ending March 31, 2008

(From April 1, 2007 to March 31, 2008)

Millions of yen

except per share amount

	Net sales	Operating profit	Ordinary profit	Net income	Net income per share
The first half of fiscal year	400,000 (up 12.4%)	41,000 (up 5.1%)	52,000 (up 14.2%)	41,000 (up 33.4%)	¥41.23
The entire fiscal year	850,000 (up 12.1%)	91,000 (up 0.6%)	100,000 (up 1.9%)	72,000 (down 13.1%)	¥72.41

Notes:	Percentages shown above represent the rates of change compared with the corresponding periods a year ago.

Management Performance and Financial Conditions

1. Outline of Operations and Business Results

For the fiscal year ended March 31, 2007, the Komatsu Group renewed record-high sales and profits, marking the fifth consecutive fiscal year of growth in both sales and profits.

[Consolidated Results for the Year]

	2007	Changes (2007/2006)	2007
Net sales	¥1,893.3 billion	+17.4%	US$	16,045 million
Operating income	¥244.7 billion	+49.8%	US$	2,074 million
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	¥236.4 billion	+51.8%	US$	2,004 million
Income from discontinued operations	¥11.3 billion	+120.9%	US$	96 million
Net income	¥164.6 billion	+44.1%	US$	1,395 million

Notes:	1)	Starting from the fiscal year ended March 31, 2007, Komatsu changed its form of consolidated financial statement of income from single- to multiple-step. To ensure accurate comparison of the change from the pervious amounts for the fiscal year ended March 31, 2006, the percentage was obtained after reclassifying the previously reported amounts.
	2)	On October 18, 2006, Komatsu sold 51.0% of the shares of Komatsu Electronic Metals Co., Ltd. (KEM, currently SUMCO TECHXIV CORPORATION) to SUMCO CORPORATION. The Company held a 61.9% equity interest. Accordingly, KEM and its subsidiaries were no longer consolidated in Komatsu’s results. On January 30, 2007, the Company signed a definitive agreement to sell the outdoor power equipment (OPE) business of Komatsu Zenoah Co. to a Japanese subsidiary of Husqvarna AB of Sweden. Accordingly, the OPE business of Komatsu Zenoah and its subsidiary engaging in the OPE business will no longer be consolidated in Komatsu’s results. The concerned sale was completed on April 2, 2007. In accordance with the Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” operating results related to Komatsu Electronic Metals and its subsidiaries as well as the OPE business of Komatsu Zenoah are presented as one line, “income from discontinued operations” in the Consolidated Statements of Income.

Consolidated net sales reached ¥1,893.3 billion (US$16,045 million). In the construction and mining equipment segment, the Komatsu Group continued to increase sales for the year under review by effectively capitalizing on expanded market demand resulting from buoyant developments of commodities and infrastructure around the world. In the industrial machinery, vehicles and others segment, all related Komatsu Group companies recorded good performance and advanced sales. Sales of the electronics segment declined from the previous year, as primarily affected by the sale of the polycrystalline silicon business which was executed last fiscal year.

Operating income for the year advanced to ¥244.7 billion (US$2,074 million), and operating income ratio improved by 2.8 percentage points to 12.9%. Profits further improved due not only to expanded sales, centering on construction and mining equipment, but also to the realization of prices for construction equipment both in Japan and abroad. Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies reached ¥236.4 billion (US$2,004 million), reflecting a substantial increase in operating profit. Net income for the year, the sum of income from continuing and discontinued operations, totaled ¥164.6 billion (US$1,395 million).

Results by operation are summarized below.

[Sales by Operation]

	2007	Changes (2007/2006)	2007
Construction and Mining Equipment	¥1,567.7 billion	+21.4%	US$	13,286 million
Industrial Machinery, Vehicles and Others	¥298.0 billion	+6.6%	US$	2,526 million
Electronics	¥27.5 billion	-33.4%	US$	234 million
Total	¥1,893.3 billion	+17.4%	US$	16,045 million

Note:	In accordance with the Statement of Financial accounting Standards No. 144, “Accounting for the Impairment or Disposal of
Long-Lived Assets,” the amounts of sales related to the OPE business of Komatsu Zenoah as well as KEM and its subsidiaries are excluded from sales of the Industrial Machinery, Vehicles and Others and sales of the Electronics segments. Accordingly, the changes in percentage are stated after retrospectively reclassifying related figures for the previous year.

Construction and Mining Equipment

Consolidated net sales of construction and mining equipment for the fiscal year under review advanced 21.4% over the previous year, to ¥1,567.7 billion (US$13,286 million). As the markets for our equipment continued to grow worldwide, we expanded our production capacity in cooperation with suppliers, worked jointly with our distributors to launch renewed models, which are compliant with new emission gas regulations in Japan, North America and Europe, and reinforced our sales and service operations in Greater Asia in particular.

With respect to production, we proactively expanded our capacity for key components, such as engines and hydraulic equipment. In January this year, we opened the Ibaraki Plant in Hitachinaka City, Ibaraki Prefecture, where we started the production of large dump trucks and wheel loaders. In India where the economy has been growing rapidly, we established Komatsu India Private Limited and also embarked on the production of large dump trucks for which we project demand will accelerate into the future.

[Sales of Construction and Mining Equipment by Region]

Billions of yen

	2007 (A) 1USD=¥117 1EUR=¥151	2006 (B) 1USD=¥114 1EUR=¥138	Changes Increase (A)-(B)
Japan	282.5	274.7	7.8	2.8%
The Americas	480.1	421.1	59.0	14.0%
Europe & CIS	311.8	224.2	87.5	39.0%
China	108.3	68.1	40.2	59.1%
Asia & Oceania	229.8	195.7	34.1	17.4%
The Middle East & Africa	154.8	107.1	47.7	44.5%
Total	1,567.7	1,291.2	276.5	21.4%

Japan

While public-sector investments remained slack, private-sector capital outlays increased. Exports of used equipment facilitated market stock adjustment, expanding demand for new equipment, especially in the rental industry.

Sales in Japan improved from the previous year, supported by not only expanded sales of new equipment, which is compliant with the new emission gas regulations, and price realization, but also increased sales of used equipment. We also worked to further improve management efficiency, including the merger of 10 affiliated rental companies in October 2006.

The Americas

In North America, while demand declined for small equipment in particular, as affected by the slowing housing starts in the United States, demand for other equipment remained brisk in non-residential construction works, highway-related works and resource development. In Latin America, demand, primarily for mining equipment, increased. Under such an environment, we promoted our efforts to expand sales of Tier 3-compliant models and to realize our prices in North America. We also worked to reinforce sales and product support capabilities for the mining industry in both regions. As a result, sales in both North and Latin Americas increased from the previous year.

Europe & CIS

In Europe, market demand improved in Germany, the largest European market, and in eastern Europe, continuing to expand the markets. In addition, we worked to step up sales of Tier 3-compliant models, including a large wheel loader with reinforced capabilities, streamline production, and strengthen distribution networks in eastern Europe. As a result, sales in Europe improved from the previous year.

In the Commonwealth of Independent States (CIS: former Soviet republics), sales expanded driven by strong demand in resource development-related sectors and infrastructure development in metropolitan areas.

China

The Chinese market continued to generate a high rate of growth in demand for our equipment during the year, as the number of civil engineering projects increased in line with rural area development measures of the 11th Five-Year Guidelines and ongoing urbanization. The mining industry worked to streamline operational efficiency and develop new mines. We also focused efforts to streamline our production and sales operations based on business negotiation and machine operation information obtained through IT deployment. We also expanded sales of mining equipment centering on large dump trucks. As a result, sales in China accelerated from the previous year.

Asia & Oceania

While strong sales of mining equipment continued especially in Oceania, demand recovered in civil engineering, agriculture and forestry sectors in Indonesia, the largest Southeast Asian market. As a result, sales in Asia and Oceania improved from the previous year.

The Middle East & Africa

Demand continued to expand, primarily driven by an increase in the number of infrastructure development projects in Saudi Arabia and other oil producing countries as well as in Turkey, and by buoyant mine developments in African countries. Under these market conditions, we carried out aggressive sales activities and worked to reinforce our product support capabilities. As a result, sales in the Middle East and Africa accelerated from the previous year.

Industrial Machinery, Vehicles and Others

Consolidated net sales of industrial machinery, vehicles and other operations reached ¥298.0 billion (US$2,526 million), up 6.6% over the previous year, reflecting strong sales recorded by main subsidiaries, such as Komatsu Forklift Co., Ltd. and Komatsu Industries Corporation.

Komatsu Forklift stepped up sales by not only expanding sales in the Middle East, Asia and other overseas markets but also launching fully renewed, battery-powered models. In August 2006, Komatsu Ltd. bought the 35.0% of Komatsu Forklift’s equity held by Linde AG of Germany, making Komatsu Forklift a wholly owned subsidiary.

In the industrial machinery business, sales of Komatsu Industries’ sheet metal and press machines were brisk. With respect to large presses, Komatsu Ltd. launched production at the new plant in Kanazawa City, Ishikawa Prefecture in January this year, expanding its production capacity to meet growing orders for AC Servo technology-incorporated presses. The Company also acquired 29.3% of the equity of NIPPEI TOYAMA CORPORATION, which enjoys a large market share of transfer machines and lathes for use in machining automobile engines, building a collaborative relationship in the areas of sheet metal and press machines as well as machine tools.

Concerning the outdoor power equipment business of Komatsu Zenoah Co., Komatsu Ltd. signed a definitive agreement to sell it to a Japanese subsidiary of Husqvarna AB of Sweden. The sale was completed in April 2007.

Electronics

Komatsu Electronics Inc., a wholly owned subsidiary engaging in the production and sale of temperature-control equipment for semiconductor manufacturing, expanded sales for the year. However, sales from the electronics operation declined 33.4% from the previous year, to ¥27.5 billion (US$234 million), as affected mainly by declined sales resulting from the sale of the polycrystalline silicon business executed last fiscal year.

In October 2006, Komatsu Ltd. accepted SUMCO’s tender offer for Komatsu Electronic Metals Co., Ltd. (KEM) and sold 51.0% of the shares of KEM. The Company had held a total of 61.9%.

2. Conditions of Consolidated Cash Flows

Net cash provided by operating activities increased by ¥26.0 billion over the previous year, to ¥162.1 billion (US$1,374 million), due to further improvements of business results resulting from successful operating activities, which covered an increase in working capital against the backdrop of expanded demand. Net cash used in investing activities totaled ¥99.6 billion (US$844 million), an increase of ¥17.8 billion from the previous year, reflecting growth in investments made to proactively expand production capacities and improve productivity in Japan and abroad. Net cash used in financing activities amounted to ¥41.3 billion (US$351 million), a decrease of ¥42.0 billion from the previous year.

As a result, cash and cash equivalents totaled ¥92.1 billion (US$781 million) at March 31, 2007, an increase of ¥22.2 billion compared to a year ago.

[Trends of Cash Flow Indicators]

	Fiscal years ended March 31, 2007, 2006 and 2005
	2007	2006	2005
Shareholders’ equity ratio (%)	42.1	37.7	32.9
Shareholders’ equity ratio at aggregate market value (%)	133.7	135.0	55.1
Years of debt redemption	2.2	2.8	3.6
Interest coverage ratio	10.5	11.1	11.4

Shareholders’ equity ratio: Shareholders’ equity/Total assets

Shareholders’ equity ratio at aggregate market value: Aggregate market value of outstanding shares of common stock/Total assets

Years of debt redemption term: Interest-bearing debt/Net cash provided by operating activities

Interest coverage ratio: Net cash provided by operating activities/Interest expense

3. Projections for the Fiscal Year Ending March 31, 2008

(From April 1, 2007 to March 31, 2008)

While there are some factors of concern in the construction and mining equipment business, such as the slowing U.S. housing starts, the Komatsu Group anticipates that investments in energy-related and infrastructure developments will continue to expand. Thus, sales of equipment should increase in tandem with growth in demand. In response to such a market environment, the Komatsu Group will expand its production capacity and work to improve profits by launching new products and realizing prices. In the industrial machinery business as well, the Komatsu Group expects to boost sales against the backdrop of strong capital outlays.

Concerning the consolidated business results following the previous fiscal year, the Komatsu Group is working to renew record-high sales, operating income, income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies, and net income for the year.

Consolidated and non-consolidated business results for the fiscal year ending March 31, 2008 are projected today as follows.

1) Consolidated

Net sales	2,100 billion yen	(up 10.9)%
Operating income	287 billion yen	(up 17.3)%
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	277 billion yen	(up 17.1)%
Income from continuing operations	178 billion yen	(up 16.1)%
Income from discontinued operations	5 billion yen	(down 56.0)%
Net income	183 billion yen	(up 11.2)%

2) Non-consolidated

Net sales	850 billion yen	(up 12.1)%
Operating profit	91 billion yen	(up 0.6)%
Ordinary profit	100 billion yen	(up 1.9)%
Net income	72 billion yen	(down 13.1)%

Foreign exchange rates are premised at ¥115 to US$1 and ¥150 to EUR1 for the fiscal year ending March 31, 2008.

4.	Basic Policy for Redistribution of Profits and Projections for the Fiscal Year Ended March 31, 2007 and the Fiscal Year Ending March 31, 2008

Komatsu is building a sound financial position and flexible and agile corporate strength to increase its corporate value. Concerning cash dividends to shareholders, the Company maintains the policy of redistributing profits by first striving to continue stable dividends and then considering consolidated business results, while working for the goal of a consolidated payout ratio of 20% or higher.

The Company plans to set the year-end dividends per share for the fiscal year ended March 31, 2007, at ¥18, based on its basic policy. It has already paid ¥13 per share for the interim dividends. Therefore, it plans to increase the annual dividends per share by ¥13 to ¥31 compared to ¥18 for the previous year.

Regarding the fiscal year ending March 31, 2008, the Company plans to set the annual dividends per share at ¥36, up ¥5, compared to ¥31 for fiscal year ended March 31, 2007.

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

The Komatsu Group

(As of March 31, 2007)

Business Categories and Principal Products & Services

Construction and Mining Equipment

Excavating Equipment	Hydraulic excavators, mini excavators, and backhoe loaders

Loading Equipment	Wheel loaders, mini wheel loaders, and skid steer loaders

Grading and Roadbed Preparation Equipment	Bulldozers, motor graders, and vibratory rollers

Hauling Equipment	Off-highway dump trucks, articulated dump trucks, and crawler carriers

Forestry Equipment	Harvesters, forwarders, and feller-bunchers

Tunneling Machines	Shield machines, tunnel-boring machines, and small-diameter pipe jacking machines

Recycling Equipment	Mobile debris crushers, mobile soil recyclers, and mobile tub grinders

Other Equipment	Railroad maintenance equipment

Engines and Components	Diesel engines, diesel generator sets, and hydraulic equipment

Casting Products	Steel castings and iron castings

Industrial Machinery, Vehicles and Others

Metal Forging and Stamping Presses	Large presses, AC-Servo presses, small and medium-sized presses, and forging presses

Sheet-Metal Machines and Machine Tools	Press brakes, shears, laser cutting machines, fine plasma cutting machines, and crank shaft millers

Industrial Vehicles and Logistics	Forklift trucks, packing and transport

Defense Systems	Ammunition and armored personnel carriers

Others	Commercial-use prefabricated structures

Electronics

Temperature Control Equipment	Thermoelectric modules and temperature-control equipment for semiconductor manufacturing

Komatsu Group (Chart)

Management Policy

1. Basic Management Policy

The cornerstone of Komatsu’s management is commitment to Quality and Reliability for maximization of its corporate value. This commitment is not limited to delivering safe and innovative products and services which incorporate the viewpoints of customers. Komatsu is continuing its efforts to enhance the Quality and Reliability of all organizations, businesses, employees and management of the entire Komatsu Group. It is the top management task of Komatsu to continue improving the Quality and Reliability of all these year after year.

2. Mid to Long-Range Management Plan, Target and Issues Ahead

Komatsu has started a new three-year mid-range management plan “Global Teamwork for 15” with the goal of completing by the target year ending March 31, 2010.

We at Komatsu define our corporate value as the total sum of trust given to us by society and all stakeholders. To increase this corporate value, we have consistently worked on management tasks by upholding the following two management goals.

1)	To maintain top-level profitability and financial position in the industry and enhance our position in the global marketplace, especially in the Greater Asia region.

2)	To continue management while keeping market value in mind, which reflects the amount of trust given to us by society and shareholders/investors.

In addition to the management goals above, we have set the new goal of putting the KOMATSU Way in place on a global, group-wide basis, which describes Komatsu’s strengths, as well as the beliefs, attitudes, patterns of behavior and the like which support those strengths.

Numerical Targets

Items	Targets for Fiscal Year ending March 31, 2010	Results for Fiscal Year ended March 31, 2007
Operating income ratio	15% or above	12.9%
ROE (Return on equity)	Keeping 20% level	23.5%
Net debt-to-equity ratio	0.2 or below	0.33

ROE = Net income for the year/[(shareholders’ equity at the beginning + shareholders’ equity at the end of the fiscal year)/2]

Net debt-to-equity ratio = (interest-bearing debt – cash and cash equivalents – time deposits)/shareholders’ equity

[Premises]

Items	Targets for Fiscal Year ending March 31, 2010	Results for Fiscal Year ended March 31, 2007
Guideline on sales	¥2,400 billion ± ¥100 billion	¥1,893.3 billion
Guidelines on exchange rate	¥110/1USD ¥145/1EUR	¥117/1USD ¥151/1EUR

Komatsu had placed its efforts on the selective focus of its businesses until the previous fiscal year, including the sale of the silicon wafer and outdoor power equipment businesses, an equity alliance in the industrial machinery business, and establishment of new plants in Japan and overseas.

Under the Global Teamwork for 15 management plan, Komatsu will continue to constantly emphasize the market introduction of DANTOTSU (unrivaled) products, the further enhancement of its market position in Greater Asia, and the improvement in fixed costs of the first-stage Reform of Business Structure project (since 2001) by positioning the construction and mining equipment as well as industrial machinery and vehicles as its core operations. Komatsu will also place efforts on value-chain reform activities and human resource development on a global, group-wide basis through those reform activities which were launched last year as the major initiatives of the second-stage Reform project. Furthermore, Komatsu will work on the expansion of the utility equipment business and other new tasks of focus, and will produce specific results.

The Komatsu Group is strengthening its corporate governance to ensure sound and transparent management, while working to improve management efficiency. In addition to promoting thorough compliance, Komatsu will also ensure that all employees of the Komatsu Group share the KOMATSU Way. In addition to improving its business performance, Komatsu will promote the development of both corporate strength and social responsibility in a well balanced manner.

Major Tasks of the Global Teamwork for 15 management plan

1)	Market Introduction of DANTOTSU Products

2)	Further Enhancement of Market Position in Greater Asia

3)	Establishment of Flexible Manufacturing Operations

4)	Expansion of the Utility Equipment Business

5)	Expansion of the Parts Business

6)	Reinforcement of the Industrial Machinery Business

7)	Continuous Improvements of Fixed Costs

8)	Human Resource Development on a Global Basis

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Condensed Consolidated Balance Sheets

(As of March 31, 2007 and 2006)

Millions of yen

	2007	2006	Changes Increase (Decrease)
	(A)	(B)	(A)-(B)
Assets
Current assets:
Cash and cash equivalents	¥92,199	¥69,997	¥22,202
Time deposits	54	54	0
Trade notes and accounts receivable	478,063	397,998	80,065
Inventories	437,894	370,074	67,820
Assets held for sale	16,321	—	16,321
Other current assets	119,214	109,778	9,436

Total current assets	1,143,745	947,901	195,844

Long-term trade receivables	73,669	72,844	825

Investments	155,146	125,517	29,629

Property, plant and equipment—Less accumulated depreciation	388,393	400,667	(12,274)

Other assets	83,029	105,196	(22,167)

Total	1,843,982	1,652,125	191,857

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term debt (including current maturities of long-term debt)	174,734	182,710	(7,976)
Trade notes and accounts payable	365,065	304,776	60,289
Income taxes payable	54,933	37,004	17,929
Liabilities held for sale	7,919	—	7,919
Other current liabilities	182,529	164,353	18,176

Total current liabilities	785,180	688,843	96,337

Long-term liabilities	262,311	292,416	(30,105)

Minority interests	19,774	47,869	(28,095)

Shareholders’ equity:
Common stock	67,870	67,870	—
Capital surplus	137,155	136,137	1,018
Retained earnings	541,717	399,938	141,779
Accumulated other comprehensive income *	33,501	23,095	10,406
Treasury stock	(3,526)	(4,043)	517

Total shareholders’ equity	776,717	622,997	153,720

Total	¥1,843,982	¥1,652,125	¥191,857

	2007	2006	Changes Increase(Decrease)
*Accumulated other comprehensive income:
Foreign currency translation adjustments	¥9,204	¥(2,240)	¥11,444

Net unrealized holding gains on securities available for sale	39,807	36,910	2,897

Pension liability adjustments	—	(11,299)	11,299

Pension liability adjustments-After application of SFAS No. 158	(15,300)	—	(15,300)

Net unrealized holding gains (losses) on derivative instruments	(210)	(276)	66

Short & long-term debt	¥349,074	¥377,913	¥(28,839)

Note:	In accordance with the Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, assets and liabilities held for sale in connection with the discontinued operations were classified as held for sale.

Condensed Consolidated Statements of Income

(For the fiscal years ended March 31, 2007 and 2006)

Millions of yen

	2007	2006	Changes Increase (Decrease)
	(A)	(B)	(A)-(B)%
Net sales	¥1,893,343	¥1,612,140	¥281,203	17.4
Cost of sales	1,356,511	1,185,240	171,271
Selling, general and administrative expenses	287,086	262,399	24,687
Other operating income (expenses)	(5,005)	(1,073)	(3,932)

Operating income	244,741	163,428	81,313	49.8

Other income (expenses)
Interest and dividend income	8,532	6,824	1,708
Interest expense	(15,485)	(12,208)	(3,277)
Other-net	(1,297)	(2,265)	968

Other income (expenses)	(8,250)	(7,649)	(601)

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	236,491	155,779	80,712	51.8

Income taxes	79,745	43,970	35,775

Minority interests in income of consolidated subsidiaries	(6,580)	(5,335)	(1,245)

Equity in earnings of affiliated companies	3,098	2,667	431

Income from continuing operations	153,264	109,141	44,123	40.4

Income from discontinued operations	11,374	5,149	6,225	120.9

Net income	¥164,638	¥114,290	¥50,348	44.1

Notes:	1)	Starting from the fiscal year ended March 31, 2007, Komatsu changed its form of consolidated financial statement of income from single- to multiple-step.

	2)	In accordance with the Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the result of discontinued operations, less applicable income taxes, is presented as income from discontinued operations. Previously reported amounts have been reclassified accordingly.

Consolidated Statement of Shareholders’ Equity

(For the fiscal years ended March 31, 2007 and 2006)

Millions of yen

	2007	2006
Common stock
Balance, beginning of period	¥67,870	¥67,870

Balance, end of period	¥67,870	¥67,870

Capital surplus
Balance, beginning of period	¥136,137	¥135,792
Sales of treasury stock	394	345
Issuance of stock acquisition rights	663	—
Stock issue cost	(39)	—

Balance, end of period	¥137,155	¥136,137

Retained earnings, appropriated for legal reserve
Balance, beginning of period	¥23,416	¥22,341
Transfer from unappropriated retained earnings	851	1,075

Balance, end of period	¥24,267	¥23,416

Unappropriated retained earnings
Balance, beginning of period	¥376,522	¥277,196
Net income	164,638	114,290
Cash dividends paid	(22,859)	(13,889)
Transfer to retained earnings appropriated for legal reserve	(851)	(1,075)

Balance, end of period	¥517,450	¥376,522

Accumulated other comprehensive income (loss)
Balance, beginning of period	¥23,095	¥(21,485)
Aggregate adjustment for the period resulting from translation of foreign currency financial statements	11,444	19,921
Increase in net unrealized holding gains on securities available for sale	2,897	18,305
Adjustment for the period of pension liability	11,299	6,041
Adjustment for the period of pension liability- After application of SFAS No. 158	(15,300)	—
Increase in net unrealized holding losses on derivative instruments	66	313

Balance, end of period	¥33,501	¥23,095

Treasury stock
Balance, beginning of period	¥(4,043)	¥(4,570)
Purchase of treasury stock	(632)	(2,027)
Sales of treasury stock	1,149	2,554

Balance, end of period	(3,526)	(4,043)

Total shareholders’ equity	¥776,717	¥622,997

Consolidated Statements of Cash Flows

(For the fiscal years ended March 31, 2007 and 2006)

Millions of yen

	2007	2006	Changes Increase (Decrease)
	(A)	(B)	(A)-(B)
Operating activities
Net income	¥164,638	¥114,290	¥50,348
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	72,709	72,640	69
Deferred income taxes	4,334	(747)	5,081
Net gain from sale of investment securities and subsidiaries	(19,101)	(20,989)	1,888
Net gains on sale of property	(13)	(132)	119
Loss on disposal of fixed assets	2,121	8,284	(6,163)
Impairment loss on long-lived assets held for use	81	4,899	(4,818)
Pension and retirement benefits, net	1,078	5,123	(4,045)
Changes in assets and liabilities:
Increase in trade receivables	(93,141)	(58,821)	(34,320)
Increase in inventories	(73,448)	(52,228)	(21,220)
Increase in trade payables	70,693	32,360	38,333
Increase in income taxes payable	19,680	24,532	(4,852)
Other, net	12,493	6,896	5,597

Net cash provided by operating activities	162,124	136,107	26,017

Investing activities
Capital expenditures	(122,860)	(112,915)	(9,945)
Proceeds from sales of property	17,626	12,915	4,711
Proceeds from sales of available for sale investment securities	1,844	4,112	(2,268)
Purchases of available for sale investment securities	(20,025)	(5,681)	(14,344)
Proceeds from sale of subsidiaries, net of cash disposed	35,368	26,610	8,758
Acquisition of subsidiaries, net of cash acquired	(11,333)	(10,464)	(869)
Collection of loan receivables	5,736	12,874	(7,138)
Disbursement of loan receivables	(5,974)	(9,244)	3,270
Decrease (increase) in time deposits	(2)	1	(3)

Net cash used in investing activities	(99,620)	(81,792)	(17,828)

Financing activities
Proceeds from long-term debt	44,781	51,432	(6,651)
Repayments on long-term debt	(74,943)	(118,165)	43,222
Increase in short-term debt, net	22,526	7,108	15,418
Repayments of capital lease obligations	(11,411)	(10,473)	(938)
Sale of treasury stock, net	517	527	(10)
Dividends paid	(22,859)	(13,889)	(8,970)

Net cash used in financing activities	(41,389)	(83,460)	42,071

Effect of exchange rate change on cash and cash equivalents	1,087	1,632	(545)

Net increase (decrease) in cash and cash equivalents	22,202	(27,513)	49,715

Cash and cash equivalents, beginning of year	69,997	97,510	(27,513)

Cash and cash equivalents, end of year	¥92,199	¥69,997	¥22,202

Basis of Financial Statements (Consolidated)

1) The Number of Consolidated Subsidiaries and Affiliated Companies Accounted for by the Equity Method

Number of consolidated subsidiaries:	145 companies
Number of companies accounted for by the equity method:	42 companies

2) Changes in group of entities

Consolidated subsidiaries

Added:	3 companies
Removed: (Exclusion)	15 companies
Komatsu Electric Metals Co., Ltd., Formosa Komatsu Silicon Corporation, Komatsu Silicon Europe N.V., Komatsu Rental Tokyo Ltd., Komatsu Rental Chugoku Ltd. and other 10 companies

Affiliated companies accounted for by the equity-method

Added:	2 companies
NIPPEI TOYAMA CORPORATION and other 1 company
Removed: (Exclusion)	1 company

3) Adoption of new accounting standards

Starting from the fiscal year ended March 31, 2007, the Company adopted the Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” and No. 158, “Employer’s Accounting for Defined Benefit Pension and Postretirement Plans”.

4) Reclassification

Starting from the fiscal year ended March 31, 2007, Komatsu changed its form of consolidated financial statement of income from single- to multiple-step.

5) Discontinued operations

In accordance with the Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” assets and liabilities held for sale in connection with the discontinued operations were classified as held for sale on the consolidated balance sheet as of March 31, 2007. The result of discontinued operations, less applicable income taxes, is presented as income from discontinued operations in the consolidated statement of income. Previously reported amounts have been reclassified accordingly.

Business Segment Information

1. Information by Business Segment

(1) Sales and Segment Profit

(For the fiscal years ended March 31, 2007 and 2006)

Millions of yen

	2007			2006
	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit	Segment Profit Ratio (%)
Construction and Mining Equipment	1,587,976	220,606	13.9	1,312,426	142,904	10.9
Industrial Machinery, Vehicles and Others	397,251	29,555	7.4	361,693	22,470	6.2
Electronics	27,611	2,137	7.7	41,435	3,045	7.3
Subtotal	2,012,838	252,298	12.5	1,715,554	168,419	9.8
Corporate & Elimination	(119,495)	(2,552)	—	(103,414)	(3,918)	—
Total	1,893,343	249,746	13.2	1,612,140	164,501	10.2

Other operating income (expenses)		(5,005)			(1,073)
Operating income		244,741			163,428

Interest and dividend income		8,532			6,824
Interest expense		(15,485)			(12,208)
Other-net		(1,297)			(2,265)
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies		236,491			155,779

Note:	Sales amount of every business segment includes inter-segment transactions as below:

	2007	2006
Construction and Mining Equipment	20,253	21,203
Industrial Machinery, Vehicles and Others	99,229	82,196
Electronics	13	15
Total	119,495	103,414

Note:	In accordance with the Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the operating results from the discontinued operations have been reclassified.

(2) Assets, Depreciation and Capital Expenditures

Millions of yen

	2007			2006
	As of Mar. 31, 2007	For the fiscal year ended Mar. 31, 2007		As of Mar. 31, 2006	For the fiscal year ended Mar. 31, 2006
	Assets	Depreciation and Amortization	Capital Expenditures	Assets	Depreciation and Amortization	Capital Expenditures
Construction and Mining Equipment	1,423,744	57,444	111,003	1,167,336	50,399	99,622
Industrial Machinery, Vehicles and Others	302,314	7,751	18,541	259,951	6,742	14,155
Electronics	15,266	226	136	120,984	261	157
Subtotal	1,741,324	65,421	129,680	1,548,271	57,402	113,934
Corporate & Elimination	102,658	—	—	103,854	—	—
Total	1,843,982	65,421	129,680	1,652,125	57,402	113,934

2. Information by Region

(1) Sales and Segment Profit

(For the fiscal years ended March 31, 2007 and 2006)

Millions of yen

	2007			2006
	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit	Segment Profit Ratio (%)
Japan	1,135,567	140,193	12.3	980,044	89,913	9.2
The Americas	566,013	51,842	9.2	488,645	38,966	8.0
Europe	332,959	32,104	9.6	242,604	20,315	8.4
Others	348,514	38,033	10.9	270,237	22,539	8.3
Subtotal	2,383,053	262,172	11.0	1,981,530	171,733	8.7
Corporate & Elimination	(489,710)	(12,426)	—	(369,390)	(7,232)	—
Total	1,893,343	249,746	13.2	1,612,140	164,501	10.2

Notes:	1)	Sales amount of each region segment includes inter-segment transactions.
	2)	In accordance with the Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the operating results from the discontinued operations have been reclassified.

(2) Assets

(As of March 31, 2007 and 2006)

Millions of yen

	2007		2006
	Assets	Ratio (%)	Assets	Ratio (%)
Japan	1,065,487	57.8	1,046,024	63.3
The Americas	481,144	26.1	411,091	24.9
Europe	221,012	12.0	151,664	9.2
Others	237,839	12.9	201,168	12.2
Subtotal	2,005,482	108.8	1,809,947	109.6
Corporate & Elimination	(161,500)	(8.8)	(157,822)	(9.6)
Total	1,843,982	100.0	1,652,125	100.0

3. Overseas Sales

(1) For the fiscal year ended March 31, 2007

Millions of yen

	The Americas	Europe	Others	Total
Overseas sales	537,836	324,071	544,333	1,406,240
Consolidated net sales	—	—	—	1,893,343
Ratio of overseas sales to consolidated net sales (%)	28.4	17.1	28.8	74.3

(2) For the fiscal year ended March 31, 2006

Millions of yen

	The Americas	Europe	Others	Total
Overseas sales	477,718	232,329	419,268	1,129,315
Consolidated net sales	—	—	—	1,612,140
Ratio of overseas sales to consolidated net sales (%)	29.6	14.4	26.1	70.1

Notes:	1)	Overseas sales represent the sales of the Company and its consolidated subsidiaries to customers in countries or regions other than Japan.

	2)	Area segments are separated by the geographic proximity. Main countries or areas of each segment above are as follows:

		a) The Americas: North America and Latin America

		b) Europe: Germany, U.K. and CIS

		c) Others: China, Australia, and Southeast Asia

	3)	In accordance with the Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the operating results from the discontinued operations have been reclassified.

Consolidated Sales by Operation

(For the fiscal years ended March 31, 2007 and 2006)

Millions of yen

		2007 (A)		2006 (B)		Changes Increase (Decrease) (A)-(B)
		Sales	Ratio (%)	Sales	Ratio (%)	Sales	(%)
Construction and Mining Equipment	Japan	282,596	14.9	274,792	17.0	7,804	2.8
	Overseas	1,285,127	67.9	1,016,431	63.1	268,696	26.4
		1,567,723	82.8	1,291,223	80.1	276,500	21.4
Industrial Machinery, Vehicles and Others	Japan	195,545	10.3	189,208	11.7	6,337	3.3
	Overseas	102,477	5.4	90,289	5.6	12,188	13.5
		298,022	15.7	279,497	17.3	18,525	6.6
Electronics	Japan	8,962	0.5	18,825	1.2	(9,863)	(52.4)
	Overseas	18,636	1.0	22,595	1.4	(3,959)	(17.5)
		27,598	1.5	41,420	2.6	(13,822)	(33.4)
Total	Japan	487,103	25.7	482,825	29.9	4,278	0.9
	Overseas	1,406,240	74.3	1,129,315	70.1	276,925	24.5
		1,893,343	100.0	1,612,140	100.0	281,203	17.4

Note:	In accordance with the Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of
Long-Lived Assets,” the operating results from the discontinued operations have been reclassified.

Net Income per Share

(For the fiscal year ended March 31, 2007 and 2006)

	Millions of yen

	2007	2006
Net Income	164,638	114,290

	Number of shares

	2007	2006
Weighted average common shares outstanding, less treasury stock	993,597,436	992,733,616
Diluted effect of: Stock options	1,788,951	1,697,534
Weighted average diluted common shares outstanding	995,386,387	994,431,150

		Yen

	2007	2006
Net income per share:
Basic	165.70	115.13
Diluted	165.40	114.93

Subsequent Event

Komatsu Zenoah Co., a subsidiary of Komatsu Ltd., split off its outdoor power equipment (OPE) business, and Zenoah Co., Ltd., a subsidiary of Komatsu Zenoah, took over the OPE business. All shares of Zenoah Co., Ltd. were sold to a Japanese subsidiary of Husqvarna AB of Sweden on April 2, 2007. After the sale of the OPE business which has few synergy effects with the construction and mining equipment business, Komatsu Ltd. is better positioned to further improve management efficiency.

[Name and Line of Business of the Sub-Subsidiary Sold]

Name: Zenoah Co., Ltd.

Line of Business: Manufacture and sale of outdoor power equipment

[Name of the Acquisition Company]

Name: Husqvarna Japan Ltd.

[Sale Price]

Sale Price: ¥18,250 million

(end)

Press Release

Date:	April 26, 2007

Company Name:	Komatsu Ltd. (Code No. 6301)

Representative:	Masahiro Sakane
Representative Director, President and CEO

Listing:	First sections of the Tokyo Stock Exchange and Osaka Securities Exchange

Name and Title of Contact Person:

Tadashi Okada, Executive Officer
General Manager, Corporate Communications Dept.

Telephone Number:	+81-(0)3-5561-2616

Revising projected cash dividends for the fiscal year ended March 31, 2007

Komatsu Ltd. (President & CEO: Masahiro Sakane) announced today, the Board of Directors, in its meeting held on April 26, 2007, passed a resolution to revise the projection of cash dividends per share as follows.

1. Reason for the revision

Komatsu is building a sound financial position and flexible and agile corporate strength to increase its corporate value. Concerning cash dividends to shareholders, the Company maintains the basic policy of redistributing profits by first striving to continue stable dividends and then considering consolidated business results, while working for the goal of a consolidated payout ratio of 20% or higher.

For the fiscal year ended March 31, 2007, centering on the construction and mining equipment business, the Komatsu Group recorded good business results and larger-than-projected net income from continuing operations. Accordingly, Komatsu plans to increase the year-end dividends to ¥18, up ¥4 from the previous forecast. This increase requires approval of the 138th general shareholders’ meeting scheduled for June 22, 2007.

Together with interim dividends of ¥13 per share which were already paid, annual dividends will total ¥31 per share, an increase of ¥13 from the previous fiscal year. Payout ratio based on net income from continuing operations will amount to 20.1%.

2. Contents of the revision

	Cash Dividends per share (Yen)
	Interim	Year-end	Total
Previous forecast announced on October 31, 2006	13	14	27
Revised forecast	—	18	31
Results of fiscal year ended March 31, 2007	13
Results of fiscal year ended March 31, 2006	8	10	18

(end)